

May 30, 2013

Via E-mail
Jeff Oestmann
President & Chief Executive Officer
Soy Energy, LLC
4172 19th Street SW
Mason City, IA 50401

> **Re: Soy Energy, LLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 9, 2013**
> **File No. 000-53112**

Dear Mr. Oestmann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your proxy statement relates to solicitation of votes with respect to approving the sale of substantially all of the assets of your company. Please revise to include the financial information called for by Item 14(c)(1) of Schedule 14A. This includes the audited financial statements of Soy Energy, LLC for the two most recent fiscal years plus unaudited interim periods. You should also include pro forma financial information giving effect to the asset disposal for the latest complete fiscal year and subsequent interim period. If the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two years and interim periods. See Section H6 of the July 2001 Interim Supplement to our Publicly Available Telephone Interpretations.

2. We note the information on your corporate website, as well as the disclosure in your Current Report on Form 8-K filed May 7, 2013, that "Soy Energy intends to file [the

Asset Purchase Agreement] as an exhibit to its annual report on Form 10-K for the fiscal year ended October 31, 2012." We also note references in the proxy statement to the "Promissory Note" issued by REG Mason City, the "Unit Option Agreement" and the "Tolling Option Agreement" with REG Mason City and the "Plan of Complete Liquidation and Dissolution." In light of your disclosure that you "have not filed all required reports due to our financial condition," including your Annual Report on Form 10-K for the year ended October 31, 2012 and your Quarterly Report on Form 10-Q for the three months ended January 31, 2013, please advise when you expect to file the delinquent annual and quarterly reports. Further, given that the foregoing documents may be considered material agreements per Item 601(b)(10) of Regulation S-K, please advise when each of the foregoing agreements will be filed and made available to your members for review. Please note that upon our review of the foregoing documents, we may have further comments.

Fairness Opinion

3. We note that you have engaged Natwick Associates "to provide an opinion regarding the fairness of the Asset Sale to Soy Energy's members" and that as a result of your current financial condition, you did not have the resources to engage Natwick Associates to complete the fairness opinion prior to the time when the proxy statement was completed. You also disclose that the fairness opinion is expected to be completed in "early June 2013 at which time it will be made available to Soy Energy's members." Item 14(b)(6) of Schedule 14A requires that if an opinion relating to the transaction has been received from an outside party, and is referred to in the proxy statement, the information required by Item 1015(b) of Regulation M-A should be furnished. Please advise how you plan to present or make available the fairness opinion to your members upon its completion prior to the special meeting of the company's members. Please also advise whether a copy of the fairness opinion will be included with the materials filed with the Commission. Please note that upon our review of the fairness opinion disclosure in accordance with Item 1015(b) of Regulation M-A, we may have further comments.

Interests of Certain Persons in the Dissolution

4. We note your disclosure that certain members of your Board and executive officers may have interests in the Dissolution that are different from, or are in addition to, the interests of your members generally. Please include a risk factor disclosing the interests of such interested individuals.

Taxation Generally

5. You are required to disclose a description of all of the "material" federal tax consequences of the transactions, rather than "certain" federal tax consequences. Please revise your disclosure throughout the proxy statement where applicable to ensure that your discussion in the respective tax sections of each proposal addresses the "material"

federal income tax consequences of each proposal. <u>See</u> Item 1004(a)(2)(vii) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3397, if you have any questions regarding our comments.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Joseph F. Leo (*via e-mail*)
        BrownWinick